Exhibit 4.9.28

The Hertz Corporation
225 Brae Boulevard
Park Ridge, NJ 07656

May 19, 2009

MBIA Insurance Corporation
113 King Street
Armonk, New York 10504
Attention:  Insured Portfolio Management — Structured Finance (IPM-SF) (Hertz Vehicle Financing LLC Series 2004-1 Rental Car Asset Backed Notes, Series 2005-1 Rental Car Asset Backed Notes and Series 2005-4 Rental Car Asset Backed Notes)

RE:  AMENDMENT NO. 2

Ladies and Gentlemen:

Reference is made to (i) that certain Amendment No. 2 (“Amendment”) dated as of May 19, 2009, to the Amended and Restated Series 2005-1 Supplement dated as of August 1, 2006 (as amended, modified, restated or supplemented from time to time, the “Series 2005-1 Supplement”), between Hertz Vehicle Financing LLC (“HVF”) and The Bank of New York Mellon Trust Company, N.A., a national banking association (as successor to BNY Midwest Trust Company, an Illinois trust company), as trustee (the “Trustee”), and as securities intermediary, to the Second Amended and Restated Base Indenture, dated as of August 1, 2006, between HVF and the Trustee (as amended, modified, restated or supplemented from time to time, exclusive of Series Supplements, the “Base Indenture”) and (ii) that certain Consent and Waiver Agreement (“Waiver Agreement”), dated as of May 19, 2009, among MBIA Insurance Corporation (“MBIA” or “you”), HVF and the Trustee.

Capitalized terms used in this letter agreement (the “Letter Agreement”) but not defined herein shall have the meanings assigned thereto in the Amendment or, if not defined therein, in the Waiver Agreement.

For so long as an Event of Bankruptcy or a Manufacturer Event of Default with respect to either of GM or Ford has occurred and is continuing, HVF hereby covenants that until such time as (x) (1) the Series 2008-1 Supplement has been terminated (or the related Notes are no longer outstanding and, pursuant to the terms of the Series 2008-1 Supplement, no additional Notes may be authorized to be issued thereunder) or (2) the Series 2008-1 Supplement has been amended so that (or any Series Supplement relating to Refinanced Notes (as defined below) provides that) an Event of Bankruptcy or a Manufacturer Event of Default with respect to either of GM or Ford has a substantially identical impact on the calculation of the “Non-Eligible Manufacturer Amount” in each of the Series 2008-1 Supplement (or Refinancing Supplement (as defined below)) and the

Series 2005-1 Supplement (after giving effect to the Amendment); provided, that, in the event that the Series 2008-1 Notes are refinanced into a new Series of variable funding notes (such Notes, the “Refinanced Notes” and the related Series Supplement the “Refinancing Supplement”) or the Series 2008-1 Supplement is otherwise amended (the resulting Series Supplement after giving effect to such amendment, the “Amended 2008-1 Supplement” and the related Notes, the “Amended Notes”), in either case in order to satisfy clause (2) above, solely for purposes of this clause (x), the conditions set forth in this clause (2) shall be deemed not to have been satisfied by such refinancing or amendment unless (i) the controlled amortization period with respect to such Refinanced Notes or such Amended Notes, as applicable, is expected to commence on or after August 1, 2011 or, if there is no controlled amortization period with respect to such Refinanced Notes or Amended Notes, the expected final maturity date of such Refinanced Notes or Amended Notes occurs on or after August 1, 2011 or (ii) HVF causes the Series 2005-1 Supplement to be amended such that (A) in the event that any increased Enhancement is provided in connection with such refinancing or amendment, as applicable, the Series 2005-1 Notes receive increased Enhancement proportional to any increase of Enhancement provided to the related Refinanced Notes or Amended Notes (in either case as compared to the Series 2008-1 Notes immediately prior to the effectiveness of such amendment or refinancing except that, solely for purposes of such comparison, the Series 2008-1 Supplement shall be deemed amended such that the calculation of “Non-Eligible Manufacturer Amount” in the Series 2008-1 Supplement satisfies clause (2) above) in connection with such refinancing or amendment and (B) in the event that any Amortization Events based upon financial covenants of Hertz that (immediately prior to the effectiveness of such amendment or refinancing) did not exist in the Series 2008-1 Supplement are added to the Refinancing Supplement or the Amended 2008-1 Supplement, as applicable, substantially similar Amortization Events are added to the Series 2005-1 Supplement, (y) (i) the definition of Eligible Manufacturer in the Base Indenture has been amended to provide that a Manufacturer ceasing to be an Eligible Program Manufacturer on its own will not result in such Manufacturer ceasing to be an Eligible Manufacturer or (ii) each of GM and Ford is otherwise included as an Eligible Manufacturer or (z) the Series 2005-1 Supplement has been terminated (or the related Notes are no longer outstanding and all Insurer Fees and all other Insurer Reimbursement Amounts relating to the Series 2005-1 Supplement due to MBIA under the Insurance Agreement have been paid in full) or the Amendment ceases to be in full force and effect (the earliest of (x), (y) and (z), the “Covenant Termination Date”), HVF (a) will not request any Advance under and as defined in the Series 2008-1 Supplement and (b) will repay any Advances (as defined in the Series 2008-1 Supplement) that were outstanding at the time of such a Manufacturer Event of Default within five Business Days of the occurrence of such Manufacturer Event of Default, in each case unless MBIA has provided its prior written consent (such covenant, the “Advance Covenant”).  Each of MBIA, HVF and Hertz hereby agrees that the sole effect of a breach of the Advance Covenant shall be the termination of the effectiveness of the Amendment (pursuant to the terms thereof), and that no other remedy under any Related Document, at law or in equity shall be available to any party hereto as a result of such breach.

This Letter Agreement may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the parties hereto.  Your agreement under this Letter Agreement shall be legally binding upon and enforceable against you and your successors and assigns, may be enforced by us and our successors and assigns, and shall be enforceable without regard to any act, event or circumstance except as expressly set forth herein.

This Letter Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

MBIA hereby covenants and agrees that, prior to the date which is one year and one day after the payment in full of the latest maturing Note (as such term is defined in the Base Indenture), it will not institute against, or join with any other person in instituting, against HVF, Hertz Vehicles LLC, HGI or the QI any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings, under any Federal or state bankruptcy or similar law.  In the event that MBIA takes action in violation of this paragraph, HVF, Hertz Vehicles LLC, HGI or the QI, as the case may be, shall file or cause to be filed an answer with the bankruptcy court or otherwise properly contesting the filing of such a petition by MBIA against HVF, Hertz Vehicles LLC, HGI  or the QI, as the case may be, or the commencement of such action and raising the defense that MBIA has agreed in writing not to take such action and should be estopped and precluded therefrom and such other defenses, if any, as its counsel advises that it may assert.  The provisions of this paragraph shall survive the termination of this Letter Agreement.  Nothing contained herein shall preclude participation by MBIA in the assertion or defense of its claims in any such proceeding involving HVF, Hertz Vehicles LLC, HGI or the QI.

This Letter Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts when taken together will constitute but one and the same instrument.  The execution of this Letter Agreement by any party hereto will not become effective until counterparts hereof have been executed and delivered by each other party hereto.  It will not be necessary in making proof of this Letter Agreement or any counterpart hereof to produce or account for any other counterparts.

This Letter Agreement shall be construed in accordance with and be governed by the laws of the state of New York, and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

Please evidence your acceptance of the terms of this Letter Agreement by signing the enclosed copy of this Letter Agreement and returning it to the undersigned.

Very truly yours,

The Hertz Corporation

		By:	/s/ R. Scott Massengill [SEAL]
		Name:	R. Scott Massengill
		Title:	VP & Treasurer

ACCEPTED this 19th day
of May, 2009

MBIA Insurance Corporation

By:	/s/ Brian J. Cooney
Name:	Brian J. Cooney
Title:	Director

Hertz Vehicle Financing LLC

By:	/s/ R. Scott Massengill
Name:	R. Scott Massengill
Title:	VP & Treasurer